UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2005

ROYAL DUTCH SHELL PLC	N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111)	Tel No: (011 31 70) 377 9111
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch Shell plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

2 August 2005

Joint Announcement by Royal Dutch Shell plc ('Royal Dutch Shell') and
N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch')

Royal Dutch Shell acquires over 95% of Royal Dutch Shares

Royal Dutch Shell announces that as of 2 August 2005, Royal Dutch Shell has acquired 1,966,867,638 ordinary shares in the share capital of Royal Dutch (‘Royal Dutch Shares’), representing 95.04% of all issued and outstanding Royal Dutch Shares. This includes those shares accepted for exchange in the initial offer period and those shares accepted for exchange to date in the subsequent offer acceptance period. This level exceeds the 95% level at which Royal Dutch Shell may elect to initiate squeeze out procedures. An acceptance level of at least 95% is also required by applicable Euronext rules in order to de-list from Euronext Amsterdam. Accordingly, Royal Dutch Shell has requested that Royal Dutch seek delisting from Euronext Amsterdam. Royal Dutch Shell has also requested that Royal Dutch seek delisting from the New York Stock Exchange.

The subsequent offer acceptance period remains open and will expire at 3:00 p.m. Amsterdam time on 9 August 2005. During this period, holders of Royal Dutch Shares continue to be able –subject to the terms of the Royal Dutch Offer documents –to tender any remaining Royal Dutch Shares.

The subsequent offer acceptance period is not an extension of the offer by Royal Dutch Shell to acquire all ordinary shares of Royal Dutch that expired on 18 July 2005 (the “Royal Dutch Offer”). During the subsequent offer acceptance period there will be no withdrawal rights for Royal Dutch Shares tendered for exchange. Royal Dutch Shell will promptly accept for exchange any Royal Dutch Shares tendered during the subsequent offer acceptance period at the same exchange ratio as in the Royal Dutch Offer period (that is, two Royal Dutch Shell Class A ordinary shares for every Royal Dutch Share held in bearer or Hague registry form tendered and one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares) for every Royal Dutch Share held in New York registry form tendered).

Remaining Royal Dutch Shares

As previously announced, if by the end of the subsequent offer acceptance period, Royal Dutch Shell does not hold 100% of Royal Dutch Shares, Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch Shares. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Royal Dutch Shares which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell Shares, other securities or cash.

Enquiries:

Media
UK/USA/International:

Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713

Netherlands:

Herman Kievits	+31 70 377 8750

Institutional Investors

UK:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287

Europe:

Bart van der Steenstraten	+31 70 377 3996

USA:

Harold Hatchett	+1 212 218 3112

Private Investor Call Centres

UK Call Centre: Freephone 0800 169 1679 (+44 1903 276323 from outside the
UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time

US Call Centres:

Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the 'SEC') by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer and the subsequent offer acceptance period. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer is not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and is not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer is not being made to residents of Japan or in Japan. This announcement and other documents related to the transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer has not been notified to the Commissione Nazionale per le Societàe la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the 'New Zealand Securities Act'). Accordingly, neither the Royal Dutch Offer documents nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this announcement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC	ROYAL DUTCH PETROLEUM COMPANY
(Registrant)	(Registrant)

Company Secretary (M.C.M. Brandjes)	President/Managing Director (J. van der Veer)

Company Secretary (M.C.M. Brandjes)
Date: 2 August 2005